                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                  __________



                                   FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                        THE SANTA CRUZ OPERATION, INC.
     --------------------------------------------------------------------
            (Exact name of Registrant as specified in its charter)



             CALIFORNIA                                    2549086
       ------------------------                     ---------------------
       (State of incorporation                          (IRS Employer
           or organization)                           Identification No.)



                              400 Encinal Street
                         Santa Cruz, California 95060
              (Address of principal executive offices) (Zip Code)

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Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
     -------------------                      ------------------------------

          None                                     None

Securities to be registered pursuant to Section 12(g) of the Act:

                        PREFERRED SHARE PURCHASE RIGHTS
                        -------------------------------
                                (Title of Class)

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.
          ------------------------------------------

          On September 16, 1997, pursuant to a Preferred Shares Rights Agreement (the "Rights Agreement") between The Santa Cruz Operation, Inc. (the "Company") and BankBoston, N.A., as Rights Agent (the "Rights Agent"), the Company's Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of the Company's Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of Common Stock, no par value ("Common Shares"), of the Company. The dividend is payable on September 30, 1997 (the "Record Date") to shareholders of record as of the close of business on that day. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred at an exercise price of $30.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates
---------------------------------------------

     The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("Rights Certificates") will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any cer tificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date
-----------------

     The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) ten days following the first date a public announcement by the Company or an Acquiring Person (as defined below) that an Acquiring Person has become such (the "Shares Acquisition Date") and (ii) ten business days (or such later date as may be determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person. The earlier of such dates is referred to as the "Distribution Date." A person or group of affiliated or associated persons that beneficially owns, or has the right to acquire beneficial ownership of, [15]% or more of the outstanding Common Shares is referred to as an "Acquiring Person."

Issuance of Rights Certificates; Expiration of Rights
-----------------------------------------------------

     As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) September 16, 2007 (the "Final Expiration Date") or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights
------------------------------

     Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred.

Right to Buy Company Common Shares
----------------------------------

     Unless the Rights are earlier redeemed, in the event that a person becomes an Acquiring Person (a "Triggering Event"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient Common Shares available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Common Shares for which the Rights would have been exercisable.

Right to Buy Acquiring Company Stock
------------------------------------

     Similarly, unless the Rights are earlier redeemed, in the event that, after a Triggering Event, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not thereto fore been exercised (other than Rights beneficially owned by the Acquiring Person or any affiliate of the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision
------------------

     At any time after a Triggering Event and prior to the acquisition by any person or entity of beneficial ownership of 50% or more of the Company's outstanding Common Shares, the Board of

Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption
----------

     At any time on or prior to the close of business on the earlier of (i) the Shares Acquisition Date and (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

     Notwithstanding the foregoing, in the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of facilitating any Transaction (defined as merger, consolidation or sale of assets or any acquisition of Common Shares which would result in a person becoming an Acquiring Person) with an Interested Person (defined as person or group who (i) is or will become an Acquiring Person if the Transaction were to be consummated, and (ii) is, or directly or indirectly proposed, nominated or financially supported a director of the Company in office at the time of consideration of the Transaction in question who was elected by written consent of shareholders).

Adjustments to Prevent Dilution
-------------------------------

     The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares
----------------------------------------------

     No fractional portion less than integral multiples of one Common Share or one one thousandth of a share of Series A Preferred will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the security to be so issued on the last trading date prior to the date of exercise.

No Shareholders' Rights Prior to Exercise
-----------------------------------------

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement
-----------------------------

     The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Without limiting the foregoing, the Company may at any time prior to such time as any person becomes an Acquiring Person amend the Rights Agreement to lower the beneficial ownership threshold that causes a person to become an Acquiring Person to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan) and (ii) 10%.

     In the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, then until the earlier to occur of (i) the 180th day following the effectiveness of such election or (ii) the next regular annual meeting of shareholders of the Company following the effectiveness of such election (including any postponement or adjournment thereof), the Rights Agreement shall not be supplemented or amended in any manner reasonably likely to have the purpose or effect of facilitating a Transaction with an Interested Person.

Rights and Preferences of the Series A Preferred
------------------------------------------------

     Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to 1,000 times the amount paid per Common Share plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects
-----------------------------

     The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten days after the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.   EXHIBITS.
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          1. Preferred Shares Rights Agreement, dated as of September 16, 1997 between The Santa Cruz Operation, Inc. and The First National Bank of Boston, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

          2. Restated Articles of Incorporation of The Santa Cruz Operation, Inc.(1)

          3. Bylaws of The Santa Cruz Operation, Inc., as amended.(2)

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(1) Incoporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K on December 29, 1993.
(2) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K filed on December 22, 1995.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    THE SANTA CRUZ OPERATION, INC.


Date: September 17, 1997


                                    /s/ Steven M. Sabbath
                                    --------------------------------------------
                                    Signature of Authorized Signatory

                                    Steven M. Sabbath, Secretary
                                    --------------------------------------------
                                    Print Name and Title

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                   EXHIBIT
-------                                 -------

   1 Preferred Shares Rights Agreement dated as of September 16, 1997, between The Santa Cruz Operation, Inc. and The First National Bank of Boston, including the form of Rights Certificate and the Certificate of Determination, the Summary of Rights Attached thereto as Exhibits A, B and C, respectively.

   2       Restated Articles of Incorporation of The Santa Cruz Operation,
           Inc.(1)

   3       Bylaws of The Santa Cruz Operation, Inc., as amended.(2)

----------------------------------
(1) Incoporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K on December 29, 1993.
(2) Incorporated by reference to the exhibit filed with the Company's Annual Report on Form 10-K filed on December 22, 1995.